UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

October 13 , 2009
Commission File Number 1-15200

StatoilHydro ASA

(Translation of registrant’s name into English)
FORUSBEEN 50, N-4035, STAVANGER, NORWAY
(Address of principal executive offices )

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   X      Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

This Report on Form 6-K contains a press release issued by StatoilHydro ASA on October 13, 2009, entitled "Notifiable Trading”.

Notifiable Trading

The following insiders in StatoilHydro have bought shares in the group’s share saving scheme.

Number of acquired shares and their new total share holding are listed in the table below. The trade has been made through DnBNOR Markets.

Name	Date	Number	Price	New share holding
Nina Birgitte Koch	15/5-09	29	132,96
	15/6-09	28	136,58
	15/7-09	31	125,10
	14/8-09	28	133,83
	15/9-09	29	131,88	3.034

Svein Skeie	15/5-09	20	132,96
	15/6-09	20	136,58
	15/7-09	22	125,10
	14/8-09	21	133,83
	15/9-09	20	131,88	4.860

Einar Arne Iversen	15/7-09	21	125,10
	14/8-09	20	133,83
	15/9-09	20	131,88	2.505

This information is subject of the disclosure requirements acc. to §5-12 vphl (Norwegian Securities Trading Act).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STATOILHYDRO ASA (Registrant)
Dated: October 13, 2009	By:	___/s/ Eldar Sætre Name: Eldar Sætre Title: Chief Financial Officer